Exhibit 21.1

SUBSIDIARIES OF BNB PLUS CORP.

Subsidiary	State or Country of Incorporation
APDN (B.V.I.) Inc.	British Virgin Islands
Applied DNA Sciences Europe Limited	United Kingdom
Applied DNA Sciences India Private Limited	India
LineaRX, Inc.	Delaware
Applied DNA Clinical Labs LLC	Delaware
Spindle Biotech, Inc.	Canada
Build & Build LLC	Delaware
BNBX Ltd.	British Virgin Islands